

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2024

Jason Dubinsky
Chief Financial Officer
Morningstar, Inc.
22 West Washington Street
Chicago, IL 60602

   Re: Morningstar, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     File No. 000-51280

Dear Jason Dubinsky:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance